UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16 of the

Securities Exchange Act of 1934

For the month of March 2024

Commission File Number: 333-251238

COSAN S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

 Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐   No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐   No  ☒

COSAN S.A.

CNPJ nº 50.746.577/0001-15

NIRE 35.300.177.045

Listed Company

NOTICE TO THE MARKET

Cosan S.A. (B3: CSAN3; NYSE: CSAN) ("Cosan" or "Company"), in continuation to the Material Fact of 03/25/2024, informs its shareholders and the market in general that today it made unaudited financial information for 4Q23 and 2023 available on its website.

Below the information of the public conference call to be held on 03/28/204:

  Conference call in Portuguese (with simultaneous translation to English)
  Time: 11:00 am Brasília | 10:00 am New York
  Webcast PT/EN: click here (ID: 834 5363 9333)

Click here to access the 2023 unaudited financial information, available on Cosan's website.

.

São Paulo, March 27, 2024.

Rodrigo Araujo Alves

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2024

COSAN S.A.
By:	/s/ Rodrigo Araujo Alves
Name: Rodrigo Araujo Alves
Title: Chief Financial Officer